Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

eHealth, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.001 par value per share.
The following description summarizes the general terms and provisions of our capital stock as set forth in our amended and restated certificate of incorporation (“Certificate of Incorporation”), Certificate of Designations and amended and restated bylaws (“Bylaws”). This summary does not purport to be complete and is subject to, and qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations and Bylaws, each of which is included as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, and each of which may be amended from time to time. We encourage you to read our Certificate of Incorporation, Certificate of Designations and Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware for additional information.
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share, of which 2,250,000 shares have been designated Series A Preferred Stock.
Common Stock
On all matters submitted to our stockholders for vote (other than those matters that the holders of the Series A Preferred Stock have exclusive voting rights on as set forth in Section 14 of the Certificate of Designations), our common stockholders are entitled to one vote per share, voting together as a single class with the Series A Preferred Stock, and do not have cumulative voting rights. Subject to preferences that may apply to any shares of preferred stock outstanding, the holders of common stock are entitled to share equally in any dividends that our board of directors may determine to issue from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 10 million shares of preferred stock in one or more series. Our board of directors is able to determine, with respect to any series of preferred stock, the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Series A Preferred Stock
The Certificate of Designations was filed on April 30, 2021 (the “Series A Closing Date”) and establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of our Series A Preferred Stock, which are described in more detail below.
Ranking
The Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company.
Dividends
Dividends accrue on the Series A Preferred Stock daily at 8% per annum on the stated value of $100 per share (the “Stated Value”) and compound semiannually, payable in kind (“PIK”), until April 30, 2023, which is the second anniversary of the Series A Closing Date, on June 30 and December 31 of each year (each, a “Dividend Payment Date”), beginning on June 30, 2021, and will thereafter become 6% PIK and 2% payable in cash in arrears on June 30 and December 31 of each year, beginning on June 30, 2023 (each, a “Cash Dividend Payment Date”). PIK dividends are cumulative and are added to the Accrued Value (as defined below). The Series A Preferred Stock also participates, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of common stock. If we fail to declare and pay full cash dividend payments as required by the Certificate of Designations for two consecutive Cash Dividend Payment Dates, the cash dividend rate then in effect shall increase one time by 2%, retroactive to the first day of the semiannual period immediately preceding the first Cash Dividend Payment Date at which we failed to pay such accrued cash dividends, until such failure to pay full cash dividends is cured (at which time the dividend rate shall return to the rate prior to such increase). “Accrued Value” means, as of any date, with respect to any share of Series A Preferred Stock, the sum of the Stated Value per share plus, on each Dividend Payment Date, on a cumulative basis, all accrued PIK dividends on such share that have not previously compounded and been added to the Accrued Value.
Conversion Rights
The Series A Preferred Stock is convertible at any time into common stock at a conversion rate equal to (i) the Accrued Value plus accrued PIK dividends that have not yet been added to the Accrued Value, (ii) divided by the conversion price as of the applicable conversion date (the “Conversion Price”). Notwithstanding the foregoing, (i) in the event that the Series A Preferred Stock is converted (other than in connection with a Change of Control (as defined below) or liquidation as described below) by the holder of the Series A Preferred Stock or any of its transferees (other than a transferee in connection with a bona fide margin or non-purpose loan) prior to March 20, 2024 (the “Test Date”), and the Market Value (as defined below) of the common stock issuable upon such conversion would be in excess of the Accrued Value plus accrued PIK dividends that have not yet been added to the Accrued Value immediately prior to such conversion, then we shall only be required to deliver common stock having a Market Value that is no greater than the Accrued Value, plus accrued PIK dividends that have not yet been added to the Accrued Value, and a cash payment of any unpaid cash dividends, and will have no further obligation or (ii) in the event that the Series A Preferred Stock is converted by a transferee in connection with a bona fide margin or non-purpose loan prior to the Test Date and the Market Value of a share of common stock issuable upon such conversion would be in excess of 160% of the then-current Conversion Price, then we shall only be required to deliver common stock with a Market Value equal to the greater of (A) (x) the Accrued Value plus accrued PIK dividends that have not yet been added to the Accrued Value divided (y) by $90, and (B) (x) the Accrued Value plus accrued PIK dividends that have not yet been added to the Accrued Value divided by (y) the Permitted Loan Adjusted Conversion Price, and, in the case of either (A) or (B), a cash payment of any unpaid cash dividends, and we will have no further obligation. “Market Value” means the arithmetic average of the closing price of the common stock for the five trading days preceding the date of conversion. “Permitted Loan Adjusted Conversion Price” shall mean an amount equal to CP1 based on the formula set forth in the immediately below paragraph for a Test Date Conversion Price Reset (as defined below); provided, however that, solely for purposes of this definition, the “Test Price” in such formula shall be replaced with an amount equal to the Market Value.
Further, on the Test Date, if the arithmetic average of the volume-weighted average price per share of common stock for the 20 consecutive trading day period ending on the day prior to the Test Date (the “Test Price”) is in excess of 160% of then-current Conversion Price, then on the Test Date, the Conversion Price will be adjusted pursuant to the following formula (the “Test Date Conversion Price Reset”):
CP1 = AV / ( ( AS x ( AV / CP0 ) ) / TP )
where:
CP0 = the Conversion Price in effect on the close of business on the day prior to the Test Date
CP1 = the new Conversion Price in effect immediately after the close of business on the day prior to the Test Date
AS = the sum of the Dilution Threshold Amount plus the Incremental Value
AV = the sum of the Accrued Value plus the accrued PIK dividends that have not been added to the Accrued Value as of the close of business on the day prior to the Test Date
TP = the Test Price
For purposes of the above formula:
“Dilution Threshold Amount” means an amount equal to CP0 multiplied by 1.6; and
“Incremental Value” means an amount equal to the product of (A) the difference of (i) the Test Price minus (ii) the Dilution Threshold Amount, multiplied by (B) a fraction equal to 1/3.
Any conversion will be settled only in shares of common stock; provided, that, upon any conversion that would result in the holder beneficially owning greater than 19.99% of our voting stock outstanding as of the Series A Closing Date or common stock in excess of the maximum number of shares of common stock that could be issued to the holder without triggering a change of control under the Nasdaq rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of common stock equal to the last reported price per share of the common stock on the trading day immediately preceding the conversion date.
Mandatory Conversion
At any time on or after the third anniversary of the Series A Closing Date, if the volume-weighted average price per share of the common stock is greater than 167.5% of the then-current Conversion Price for 20 consecutive trading days in a 30-day trading day period, we will have the right to convert all, but not less than all, of the Series A Preferred Stock into common stock at a conversion rate with respect to each share of Series A Preferred Stock of (i) the Accrued Value plus accrued PIK dividends that have not yet been added to the Accrued Value, (ii) divided by the then applicable Conversion Price.
Voting Rights
The Series A Preferred Stock will vote together with the common stock as a single class on all matters submitted to a vote of the holders of the common stock (subject to certain voting limitations set forth in, and the terms and conditions of, the Certificate of Designations). Each holder of Series A Preferred Stock shall be entitled to the number of votes, rounded down to the nearest whole number, equal to the product of (i) the aggregate Accrued Value of the issued and outstanding shares of Series A Preferred Stock divided by the Minimum Price (as defined below), multiplied by (ii) a fraction, the numerator of which is the number of shares of Series A Preferred Stock held by such holder and the denominator of which is the aggregate number of issued and outstanding shares of Series A Preferred Stock. “Minimum Price” means the lower of: (i) the Nasdaq Official Closing Price per share of common stock on the Series A Closing Date; or (ii) the average Nasdaq Official Closing Price per share of common stock for the five trading days immediately prior to the Series A Closing Date.
The Series A Preferred Stock will have one vote per share on any matter on which the holders of the Series A Preferred Stock are entitled to vote separately as a class (subject to certain voting limitations).
Redemption
At any time on or after the sixth anniversary of the Series A Closing Date, holders of the Series A Preferred Stock will have the right to cause us to redeem all or any portion of the Series A Preferred Stock in cash at an amount equal to the greater of (i) 135% of the Accrued Value per share as of the redemption date (the “Redemption Date”), plus accrued PIK dividends that have not yet been added to the Accrued Value and (ii) the amount per share that would be payable on an as-converted basis on such Series A Preferred Stock at the then-current Accrued Value, plus accrued PIK dividends that have not yet been added to the Accrued Value, and in either case of (i) or (ii) plus any unpaid cash dividends that would have otherwise been settled in cash in connection with such conversion (the greater of (i) and (ii), the “Redemption Price”). Notwithstanding the foregoing, we shall not be required to redeem any shares of Series A Preferred Stock to the extent we do not have legally available funds to effect such redemption; provided, that if we fail to redeem any shares of the Series A Preferred Stock when required for any reason, then beginning on the designated Redemption Date the cash dividend rate will increase 2% on each Dividend Payment Date until the redemption is effected in full.
At any time on or after the sixth anniversary of the Series A Closing Date, we will have the right (but not the obligation) to redeem out of legally available funds and for cash consideration all (but not less than all) of the Series A Preferred Stock upon at least 30 days prior written notice at an amount equal to the Redemption Price.
Rights in the Event of Change of Control
In the event of a Change of Control (as defined in the Certificate of Designations), the holders of the Series A Preferred Stock will have the right to cause us to repurchase, out of legally available funds and following the payment of any required amounts under any existing credit facilities, all or any portion of the Series A Preferred Stock in cash (in the case of clause (a)) or the applicable consideration (in the case of clause (b)) at an amount per share equal to, at the holder’s election, (a) the sum of the Accrued Value plus accrued PIK dividends multiplied by 135% plus any accrued and unpaid cash dividends or (b) the amount of cash and/or other assets that would be payable to such holder in the Change of Control had such holder, immediately prior to such Change of Control, converted such shares of Series A Preferred Stock into common stock, including any accrued and unpaid cash dividends that would otherwise be settled in cash pursuant to such conversion (the “Change of Control Put”). If we fail to pay the full repurchase amount due to the holder exercising the Change of Control Put pursuant to the terms and conditions of the Certificate of Designations, the then-current cash dividend rate will increase 2% on each semiannual Dividend Payment Date following the date that such repurchase amount was due, accruing daily from such date the repurchase amount was due until the date that such repurchase amount plus all accrued PIK and accrued and unpaid cash dividends thereon are paid in full.
Upon the occurrence of a Change of Control and any holder of the Series A Preferred Stock has not elected to exercise the Change of Control Put with respect to any outstanding shares of Series A Preferred Stock, we shall have the option to purchase all, but not less than all, of the then outstanding shares of Series A Preferred Stock for which any holder of the Series A Preferred Stock has not elected to exercise the Change of Control Put, at a purchase price per share of Series A Preferred Stock, payable in cash (in the case of clause (a)) or the applicable consideration (in the case of clause (b)), equal to the greater of (a) the sum of the Accrued Value plus accrued PIK dividends multiplied by 140% plus any accrued and unpaid cash dividends or (b) the amount of cash and/or other assets that would be payable to such holder in the Change of Control had such holder, immediately prior to such Change of Control, converted such shares of Series A Preferred Stock into common stock, including any accrued and unpaid cash dividends that would otherwise be settled in cash pursuant to such conversion, subject to certain additional conditions and exceptions.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
The provisions of Delaware law, our Certificate of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) voting stock owned by persons who are directors and also officers, and (2) voting stock owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:
•Board of directors vacancies. Our Certificate of Incorporation and our Bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
•Election and Removal of Directors. Our Certificate of Incorporation and our Bylaws provide that our board is classified into three classes of directors. Our Certificate of Incorporation does not provide for cumulative voting. In addition, directors may be removed from office by our stockholders only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of directors.
•Stockholder action; special meeting of stockholders. Our Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock is not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Certificate of Incorporation and our Bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of the Board of Directors, our Chief Executive Officer or our President (in the absence of a Chief Executive Officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•Amendment of charter provisions. Any amendment of the above provisions in our Certificate of Incorporation would require approval by a majority of our board of directors and the holders of at least 66 2/3% of our then outstanding voting securities.
•Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock, of which 2,250,000 shares have been designated Series A Preferred Stock, with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
The provisions of Delaware law and our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Exclusive Forum
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. In addition, our Bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and against any person in connection with an offering of our securities.